FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The explanatory statement to be sent to shareholders in connection with the proposed ordinary resolution set out in item 5 of the notice of annual general meeting and form of proxy for the same annual general meeting to be held on 22 May 2007of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on April 10, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: April 16, 2007

3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Executive Directors:
Zhang Chunjiang (Chairman)
Zuo Xunsheng (Chief Executive Officer)
Zhang Xiaotie
Li Fushen (Chief Financial Officer and Joint ompany Secretary)
Miao Jianhua

Non-executive Directors:
Tian Suning (Vice Chairman)
Yan Yixun
José Maríaia Álvarez-Pallete
Mauricio Sartorius

Independent Non-executive Directors:
John Lawson Thornton
Victor Cha Mou Zing
Qian Yingyi
Hou Ziqiang
Timpson Chung Shui Ming

Registered Office: Room 6701 The Center 99 Queen’s Road Central Hong Kong

10 April 2007

To the shareholder

Dear Sir or Madam,

This is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in connection with the proposed Ordinary Resolution set out in item 5 of the Notice of Annual General Meeting (the “AGM Notice”) dated 10 April 2007 for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes the Memorandum required under section 49BA of the Companies Ordinance. Reference in this document to “Shares” means share(s) of all classes in the capital of China Netcom Group Corporation (Hong Kong) Limited (the “Company”).

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution set out as item 5 of the AGM Notice (the “Repurchase Mandate”) is passed would be beneficial to the Company.

It is proposed that up to 10 per cent. of the issued and outstanding Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 3 April 2007, the latest practicable date for determining such figures, 6,651,114,500 Shares were issued and outstanding. On the basis of such figures, the Directors would be authorised to repurchase up to 665,111,450 Shares during the period up to the date of the next annual general meeting in 2008, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2006 dated 2 April 2007) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have any undertaken not to do so, if the Repurchase Mandate is exercised.

DIRECTOR’S UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares by the Company, shareholder’s proportionate interest in the voting rights of the Company increases, such increases will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are aware of the consequences arising under the Takeovers Code of any repurchase.

As at 3 April 2007 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Netcom Group Corporation (BVI) Limited (“CNC BVI”), beneficially held 4,647,449,014 Shares, representing approximately 69.87 per cent. of the issued and outstanding share capital of the Company as at that date. In the event that the Repurchase Mandate is exercised in full and assuming that there is no change in the number of Shares held by CNC BVI, the number of Shares beneficially held by CNC BVI will be increased to represent approximately 77.64 per cent. of the reduced issued share capital of the Company immediately after the exercise in full of the Repurchase Mandate. The Directors are not aware of any consequences in relation to CNC BVI which would arise under the Takeovers Code as a result of such share repurchase by the Company. In addition, in exercising the Repurchase Mandate (whether in full or otherwise), the Directors will ensure that the Company shall maintain a public float of not less than 23 per cent. of the issued share capital of the Company and comply with the requirements of the Listing Rules.

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the latest practicable date prior to the printing of this document were:

	Traded market price
	Highest	Lowest
	HK$	HK$

2006
April	15.40	13.45
May	15.70	11.85
June	13.70	12.05
July	14.65	13.15
August	14.60	12.82
September	14.20	13.36
October	14.34	13.40
November	16.00	13.40
December	26.00	14.74

2007
January	21.90	18.22
February	21.00	18.12
March	20.65	16.60
April (up to and including 3 April 2007)	20.85	18.80

SHARE ISSUE MANDATE

As stated in the proposed Ordinary Resolution set out in item 6 of the AGM Notice, it is proposed that a general mandate be granted to the Directors to allot, issue and deal with up to 20 per cent. of the issued and outstanding Shares on the date of the passing of the resolution (the “Issue Mandate”), subject to the extension set out under “Extension of Share Issue Mandate” below. As at 3 April 2007, the latest practicable date for determining such figures, 6,651,114,500 Shares were issued and outstanding. On the basis of such figures, the Directors would be authorised to allot, issue and deal with up to 1,330,222,900 Shares during the period up to the date of the next annual general meeting in 2008, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held or the revocation or variation of the Issue Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

EXTENSION OF SHARE ISSUE MANDATE

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

PROCEDURES FOR DEMANDING A POLL AT THE ANNUAL GENERAL MEETING

According to the Articles of Association of the Company, a poll may be demanded by:

(a) the chairman of the Annual General Meeting; or

(b)          at least three shareholders present in person (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the Annual General Meeting; or

(c)          any shareholder or shareholders present in person (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the Annual General Meeting; or

(d)          any shareholder or shareholders present in person (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the Annual General Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Yours faithfully Zhang Chunjiang Chairman

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Form of proxy for the Annual General Meeting

to be held on 22 May 2007

I/We (Note 1) of being

the registered holder(s) of Shares (Note 2) of US$0.04 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE ANNUAL GENERAL MEETING (Note 3) or of as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held in The Ballroom, Island Shangri-la, Hong Kong on 22 May 2007 at 3:00 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2006.	w
2.	To declare a final dividend for the year ended 31 December 2006.
3.	(i) To re-elect Mr. Zuo Xunsheng as a Director;	(i)	(i)
	(ii) To re-elect Mr. Li Fushen as a Director;	(ii)	(ii)
	(iii) To re-elect Mr. Yan Yixun as a Director;	(iii)	(iii)
	(iv) To re-elect Mr. Mauricio Sartorius as a Director;	(iv)	(iv)
	(v)To re-elect Dr. Qian Yingyi as a Director;	(v)	(v)
	(vi)To re-elect Mr. Hou Ziqiang as a Director; and	(vi)	(vi)
	(vii)To re-elect Mr. Timpson Chung Shui Ming as a Director.	(vii)	(vii)
4.	To re-appoint Messrs. PricewaterhouseCoopers as auditors and to authorise the Directors to fix their remuneration.
5.	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.
6.	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital.
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.

Dated this day of 2007 Signed (Note 5)

Notes:
1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.           Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.           If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.           IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.           This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.           In the case of joint holders of any shares, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.           To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.           Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.